EXHIBIT 99.1

FOR IMMEDIATE RELEASE

Stock Symbol: MHM — (Toronto & New York)

MASONITE REPORTS SECOND QUARTER RESULTS

TORONTO, Ontario (July 21, 2003) — Masonite International Corporation today announced its results for the second quarter ended June 30, 2003. Masonite International Corporation reports in U.S. dollars.

Second Quarter Highlights

•	Earnings per share increases 21.4% to $0.51

•	Net Income increases 24.0%

•	Sales increase 10.0% to $457.0 million, highest quarterly revenue in Company history

•	EBITDA increases 10.3%

•	EBITDA margin increases from 13.24% to 13.28% (3/31/03 — 12.06%)

•	EBIT increases 10.7%

•	EBIT margin increases from 10.57% to 10.64% (3/31/03 — 9.14%)

Six Month Highlights

•	Earnings per share increases 20.3% to $0.89

•	Net Income increases 25.0%

•	Sales increase 7.9% to $859.2 million

•	EBITDA increases 9.6%

•	EBITDA margin increases from 12.52% to 12.71%

•	EBIT increases 10.0%

•	EBIT margin increases from 9.74% to 9.93%

Unaudited Financial Summary
(in millions of dollars except per share amounts)
Three Months Ended

	6/30/03	6/30/02	Increase

SALES	$457.0	$415.5	10.0%
EBITDA	$60.7	$55.0	10.3%
EBIT	$48.6	$43.9	10.7%
NET INCOME	$27.3	$22.0	24.0%
EPS	$0.51	$0.42	21.4%
DILUTED EPS	$0.50	$0.41	22.0%
AVERAGE SHARES (000’s)	53,706	52,267

Unaudited Financial Summary
(in millions of dollars except per share amounts)
Six Months Ended

	6/30/03	6/30/02	Increase

SALES	$859.2	$796.0	7.9%
EBITDA	$109.2	$99.7	9.6%
EBIT	$85.3	$77.6	10.0%
NET INCOME	$47.7	$38.2	25.0%
EPS	$0.89	$0.74	20.3%
DILUTED EPS	$0.87	$0.71	22.5%
AVERAGE SHARES (000’s)	53,607	51,833

Sales for the three month period ended June 30, 2003 were $457.0 million, a 10% increase over the $415.5 million reported in the same period in 2002. For the six months ended June 30, 2003 sales were $859.2 million, an 8% increase over the $796.0 million reported in the same period in 2002.

Net income for the three month period ended June 30, 2003 was $27.3 million compared to $22.0 million reported in the same period in 2002. Earnings per share were $0.51 for the three month period compared to $0.42 per share in the same period in the prior year. Net income for the six month period ended June 30, 2003 was $47.7 million compared to $38.2 million reported in the same period in 2002. Earnings per share were $0.89 for the six month period compared to $0.74 per share in the same period in the prior year.

The pace of sales activity and production varied within the quarter, which impacted operating margins and the level of working capital. This was the result of demand from both new construction and home improvement markets increasing significantly in the second half of the quarter.

As expected, the Company experienced a significant change in its entry door business with the sales of exterior products increasing to $168 million from $119 million in the first quarter of this year and from $140 million in the second quarter of last year.

Philip S. Orsino, President and Chief Executive officer stated, “We are pleased with the 10% increase in sales and the overall improvement in profitability that occurred during the quarter. Based on the results of the first half of the year, we expect that the annual results for 2003 will be in the mid to high end of the range of analysts’ expectations of earnings per share of $1.80 to $2.00.”

Working capital increased in the second quarter as a result of accounts receivable and inventory increasing by a combined $60 million from the first quarter. The increase in accounts receivable is due to the overall higher level of sales being generated in the second quarter over the first quarter, and more specifically to much higher sales generated in the second half of the quarter. The increase in the inventory is primarily due to the “All Products Strategy” operating model being implemented in the Company’s DorFab logistical and fabrication division. Also, additional inventory was required for the launch of several new products in the third and fourth quarters. We expect that working capital requirements have reached a plateau and will decrease over the balance of the year.

The debt to equity ratio was 0.8:1.0 as of June 30, 2003 as compared to 0.9:1.0 as at March 31, 2003. In June 2003, Standard & Poors raised its corporate credit rating on Masonite from BB to BB+ on improving operating profile and strengthening balance sheet.

On August 9, 2003 Masonite International will receive the Golden Hammer Award — Gold Level, Door Category for Excellence in Marketing and Partnership as presented by Home Channel News. The Golden Hammer Award recognizes outstanding suppliers serving the home improvement industry and the winners were chosen from more than 760 manufacturers. The nomination and selection of winners were determined in voting by buyers and merchants at the Top 500 retail companies in the U.S. This award recognizes suppliers who demonstrate the greatest overall commitment in support of the retailers’ sales, marketing and partnership efforts. “In the pursuit of excellence in Hardware/Home Improvement retailing, the Golden Hammer Awards program recognizes the contribution of the very best vendors in this industry,” says Jeff Arlen, Publisher, Home Channel News.

Masonite is a unique, integrated, global building products company with its Corporate Headquarters in Mississauga, Ontario and its International Administrative Offices in Tampa, Florida. It operates over 70 facilities in twelve countries in North America, South America, Europe, Asia and Africa and has over 12,000 employees. The Company sells its products to customers in over 50 countries.

This press release contains a number of “forward looking statements”. All statements, other than statements of historical fact, included in this press release that address activities, events or developments that the Company or its management expects or anticipates will or may occur in the future, including sales growth, level of sales, rates of return and earnings per share and other matters, are forward looking statements. They are based on certain assumptions and analyses made by the Company and its management in light of its experience and its perception of historical trends, current conditions and expected future developments, as well as other factors it believes are appropriate in the circumstances. However, whether actual results and developments will conform with the expectations and predictions of the Company and its management is subject to a number of risks and uncertainties, including: general economic, market and business conditions; level of construction and renovation activity; competition; financing risks; ability to manage expanding operations; retention of key management personnel; environmental and other governmental regulation and other factors.

This press release contains non-GAAP measures. Securities regulators require that corporations caution readers that these terms do not have standardized meanings under GAAP and are unlikely to be comparable to similar measures used by other companies. In this press release, debt to equity ratio is defined as interest bearing debt, net of cash, divided by shareholders’ equity and EBITDA is defined as earnings before interest, income taxes, depreciation and amortization and non-controlling interest.

For more information contact:

Mr. Lawrence P. Repar
Executive Vice President and
Managing Director of Sales and Marketing
1600 Britannia Road East
Mississauga, Ontario L4W 1J2
(905) 670-6500
www.masonite.com

UNAUDITED CONSOLIDATED STATEMENTS OF OPERATIONS AND RETAINED EARNINGS
Period of six months ended June 30
(In thousands of U.S. dollars except per share amounts)

	2003	2002

Sales	$859,172	$796,028
Cost of sales	666,846	623,851

	192,326	172,177
Selling, general and administration	83,140	72,518

Income before the undernoted	109,186	99,659
Depreciation and amortization	23,838	22,104

Income before interest and income taxes	85,348	77,555
Interest	18,266	23,538

	67,082	54,017
Income taxes	17,061	12,707

	50,021	41,310
Non-controlling interest	2,338	3,152

Net income	47,683	38,158

Retained earnings, beginning of period	295,854	206,311

Retained earnings, end of period	$343,537	$244,469

Earnings per share:
Basic	$0.89	$0.74

Diluted	$0.87	$0.71

UNAUDITED CONSOLIDATED STATEMENTS OF OPERATIONS AND RETAINED EARNINGS
Period of three months ended June 30
(In thousands of U.S. dollars except per share amounts)

	2003	2002

Sales	$456,955	$415,457
Cost of sales	354,157	322,380

	102,798	93,077
Selling, general and administration	42,128	38,068

Income before the undernoted	60,670	55,009
Depreciation and amortization	12,070	11,093

Income before interest and income taxes	48,600	43,916
Interest	9,399	12,022

	39,201	31,894
Income taxes	10,066	7,640

	29,135	24,254
Non-controlling interest	1,796	2,208

Net income	27,339	22,046

Retained earnings, beginning of period	316,198	222,423

Retained earnings, end of period	$343,537	$244,469

Earnings per share:
Basic	$0.51	$0.42

Diluted	$0.50	$0.41

UNAUDITED CONSOLIDATED BALANCE SHEETS
(In thousands of U.S. dollars)

	June 30	December 31
	2003	2002

ASSETS
Cash	$22,630	$47,644
Accounts receivable	279,336	197,927
Inventories	330,807	293,878
Prepaid expenses	18,170	11,289
Current future income taxes	32,148	32,768

	683,091	583,506

Property, plant and equipment	733,684	711,601
Goodwill	130,551	124,001
Other assets	38,610	36,569
Long-term future income taxes	4,655	7,114

	907,500	879,285

	$1,590,591	$1,462,791

LIABILITIES AND SHAREHOLDERS’ EQUITY
Bank indebtedness	$37,578	$3,830
Accounts payable and accrued liabilities	270,373	241,292
Income taxes payable	4,254	4,671
Current portion of long-term debt	35,736	35,582

	347,941	285,375
Long-term debt	465,252	498,000
Non-controlling interest	32,095	28,231
Long-term future income taxes	103,789	98,744

	949,077	910,350

Share capital	261,824	257,325
Retained earnings	343,537	295,854
Cumulative translation adjustments	36,153	(738)

	641,514	552,441

	$1,590,591	$1,462,791

UNAUDITED CONSOLIDATED STATEMENTS OF CASH FLOW
Period of six months ended June 30
(In thousands of U.S. dollars)

	2003	2002

Cash provided by (used in) operating activities
Net income for the period	$47,683	$38,158
Depreciation and amortization	23,838	22,104
Accretion of interest	—	6,721
Non-controlling interest	2,338	3,152
Cash reinvested in working capital and other	(90,682)	(39,800)

	(16,823)	30,335

Cash provided by (used in) investing activities
Proceeds from sale of assets	2,239	102,219
Acquisitions	(4,271)	(13,908)
Additions to property, plant and equipment	(21,164)	(16,139)
Other investing activities	228	(9,578)

	(22,968)	62,594

Cash provided by (used in) financing activities
Proceeds from issuance of common shares	4,499	9,529
Increase (decrease) in revolving bank loans	33,748	(99,154)
Repayment of long-term debt	(33,119)	(6,203)

	5,128	(95,828)

Net foreign currency translation adjustment	9,649	11,115

(Decrease) increase in cash	(25,014)	8,216
Cash, beginning of period	47,644	40,611

Cash, end of period	$22,630	$48,827

UNAUDITED CONSOLIDATED STATEMENTS OF CASH FLOW
Period of three months ended June 30
(In thousands of U.S. dollars)

	2003	2002

Cash provided by (used in) operating activities
Net income for the period	$27,339	$22,046
Depreciation and amortization	12,070	11,093
Accretion of interest	—	3,361
Non-controlling interest	1,796	2,208
Cash reinvested in working capital and other	(26,839)	(15,073)

	14,366	23,635

Cash provided by (used in) investing activities
Proceeds from sale of assets	2,005	2,210
Acquisitions	(4,271)	(13,908)
Additions to property, plant and equipment	(12,945)	(7,925)
Other investing activities	813	(1,227)

	(14,398)	(20,850)

Cash provided by (used in) financing activities
Proceeds from issuance of common shares	3,858	7,643
(Decrease) increase in revolving bank loans	(6,616)	1,914
Repayment of long-term debt	(8,068)	(5,074)

	(10,826)	4,483

Net foreign currency translation adjustment	6,502	11,925

(Decrease) increase in cash	(4,356)	19,193
Cash, beginning of period	26,986	29,634

Cash, end of period	$22,630	$48,827

UNAUDITED CONSOLIDATED SCHEDULE OF SELECTED SEGMENTED INFORMATION
Period of six months ended June 30
(In thousands of U.S. dollars)

	2003	2002

Sales
North America	$707,478	$666,951
Europe	151,694	129,077

	$859,172	$796,028

Segment operating income
North America	$84,204	$77,733
Europe	16,430	13,770

	100,634	91,503

Expenses
General	15,286	13,948
Interest	18,266	23,538
Income taxes	17,061	12,707
Non-controlling interest	2,338	3,152

	52,951	53,345

Net income	$47,683	$38,158

Product line segment data
Sales:
Interior products	$572,047	$536,027
Exterior products	287,125	260,001

	$859,172	$796,028

UNAUDITED CONSOLIDATED SCHEDULE OF SELECTED SEGMENTED INFORMATION
Period of three months ended June 30
(In thousands of U.S. dollars)

	2003	2002

Sales
North America	$376,499	$349,796
Europe	80,456	65,661

	$456,955	$415,457

Segment operating income
North America	$47,275	$44,050
Europe	9,298	7,534

	56,573	51,584

Expenses
General	7,973	7,668
Interest	9,399	12,022
Income taxes	10,066	7,640
Non-controlling interest	1,796	2,208

	29,234	29,538

Net income	$27,339	$22,046

Product line segment data
Sales:
Interior products	$288,469	$274,972
Exterior products	168,486	140,485

	$456,955	$415,457